March 26, 2025

Ivor Elrifi
Chief Executive Officer
Tiziana Life Sciences Ltd
420 Lexington Avenue, Suite 2525
New York, NY 10170

        Re: Tiziana Life Sciences Ltd
            Registration Statement on Form F-3
            Filed March 24, 2025
            File No. 333-286064
Dear Ivor Elrifi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Jeffrey J. Fessler, Esq.